Exhibit 99.1

Filed by BBCN Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: BBCN Bancorp, Inc.

SEC Registration Statement No.: 000-50245

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EDITED TRANSCRIPT

WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc

Announce Strategic Merger -M&A Call

EVENT DATE/TIME: DECEMBER 07, 2015 / 04:00PM GMT

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

CORPORATE PARTICIPANTS

Angie Yang BBCN Bancorp Inc - SVP of IR

Steven Koh Wilshire Bancorp - Chairman of the Board

Kevin Kim BBCN Bancorp Inc - Chairman, President and CEO

Jae Whan Yoo Wilshire Bancorp - President and Chief Executive Officer

Douglas Goddard BBCN Bancorp Inc - EVP and CFO

Alex Ko Wilshire Bancorp - CFO

Peter Koh Wilshire Bancorp - Chief Credit Officer

CONFERENCE CALL PARTICIPANTS

Tim Coffey FIG Partners - Analyst

Julianna Balicka Keefe, Bruyette & Woods, Inc. - Analyst

Matthew Clark Piper Jaffray - Analyst

Gary Tenner D.A. Davidson & Co. - Analyst

Don Worthington Raymond James & Associates, Inc. - Analyst

Sachin Shah Albert Fried - Analyst

Bob Ramsey FBR Capital Markets - Analyst

PRESENTATION

Operator

Good day and welcome to the BBCN and Wilshire merger of equals conference call. All participants will be in listen-only mode.

(Operator Instructions)

After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded. I would now like to turn the conference over to Angie Yang, Senior Vice President of Investor Relations. Please go ahead.

Angie Yang - BBCN Bancorp Inc - SVP of IR

Thank you, Allison. Good morning, everyone, and thank you for joining us today on such short notice. Before we begin, let me comment on forward-looking remarks that may be made on this call.

Certain statements regarding the proposed transaction between BBCN Bancorp and Wilshire Bancorp include the expected timeline for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction, and other statements about the future expectations, beliefs, goals, plans, prospects of the management of each of BBCN and Wilshire are statements that may be deemed to be forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections, and management assumptions about the future performance of each of BBCN and Wilshire and the combined companies, as well as the businesses and markets in which they currently and are expected to operate. These statements constitute forward-looking statements and are not guarantees of future performance. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

The closing of the proposed transaction is subject to regulatory approvals, the approval of shareholders of both BBCN and Wilshire, and other customary closing conditions. If the transaction is consummated, we may not achieve anticipated synergies, cost savings, and other benefits from the transaction as a result of higher-than-anticipated transaction costs, deposit attrition, operating costs, customer loss, and business disruption following the merger, including difficulties in integrating the two operations. For more complete list of descriptions of risks and uncertainties, please refer to BBCN Bancorp’s Form 10-K for the year ended December 31, 2014, as amended, and Wilshire Bancorp’s Form 10-K for the year ended December 31, 2014, as well as other filings made by BBCN and Wilshire with the SEC.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

This call is being webcast live on the BBCN and Wilshire IR websites and a recording will be made available later today. The merger news release and our website provide details on accessing the archived call. An investor presentation is also posted on both the BBCN and Wilshire investor relations website and will be referred to during the call this morning.

Now, presenting on the call today will be Mr. Steven Koh, Wilshire Bancorp’s Chairman of the Board; Mr. Kevin S. Kim, BBCN Bancorp’s Chairman, President, and Chief Executive Officer; and Mr. Jae Whan Yoo, President and Chief Executive Officer of Wilshire Bancorp. We have also in the room with us a number of members of the executive management teams from both companies who will participate in the question-and-answer session as needed. From Wilshire we have with us Chief Financial Officer, Alex Ko, and Chief Credit Officer, Peter Koh. From BBCN we have Chief Operating Officer, Kyu Kim; Chief Financial Officer, Doug Goddard; and Chief Credit Officer, Mark Lee.

Finally, I would like to invite Chairman Koh to begin today’s presentation with some opening remarks. Chairman Koh?

Steven Koh - Wilshire Bancorp - Chairman of the Board

Thank you, Angie, and thank you all for joining us today. It is an extremely exciting day for all of us here, and I would like to begin with a few opening remarks before we go over the presentation in more detail.

Just last week, we celebrated the 35th anniversary of founding of Wilshire Bank with the signing of a definitive agreement to combine BBCN and Wilshire. We are now embarking on a new frontier of growth and achievement. This historic merger of equals combines the top two commercial lenders in Korean-American banking space and create for the first time a super regional Korean-American franchise that will be the seventh largest bank headquartered in California. The combination of BBCN and Wilshire will create an unrivaled organization with the only nationwide platform providing full banking services in all of the top major geographic markets with sizable Korean-American communities in the United States.

By combining the competitive strength of BBCN and Wilshire, we believe this strategic combination will lead to tremendous long-term benefits for the stakeholders of both companies. As one of the largest shareholders of Wilshire Bancorp, and as the Chairman of combined company, I assure you that maximizing shareholders value always has been and will continue to be at the forefront of our decision-making process. This is certainly [transformative] merger for both our companies and well in line with the BBCN’s [tech] strength in partnership. From a comparative standpoint, Wilshire and BBCN have been the strongest commercial lending and SBA originators in the market. Our two banks are the only one in our niche market that have made meaningful progress in developing business relationships with the US operating entities of Korean national companies which represents a significant growth opportunity in commercial banking for us.

In addition, Wilshire and BBCN have been the most successful Korean-American banks in extending our offerings beyond traditional lending products and becoming more diversified financial institutions. As most of you are probably aware, M&A transactions in Korean-American banking space and have been limited and difficult to complete, especially a transaction of this size and stature. In this respect, Wilshire and BBCN have the most experience by far in successfully completing and integrating deals. This merger agreement is a result of a very well thought out and progressive negotiation process with constant guidance from our respective investment bankers and M&A attorneys.

Given our harmonious experience throughout this very professional process, I’m very confident that we are joining forces with the right partner and that we will all benefit from the tremendous synergies. Needless to say, I’m extremely excited to have come to agreement on this compelling merger of equals. Now, I will now ask management to discuss in more detail the presentation and the benefit of this transaction. Kevin?

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Thank you, Chairman Koh, and thank you, everyone, for joining us today. I know there has always been eager anticipation from the investment community for more consolidation in the Korean-American banking space, especially in the recent weeks, and I’m equally excited about this merger of equals. While not nearly to the extent of Chairman Koh I, along with many of our directors, am invested in the Company and our collective focus is squarely on creating and maximizing long-term shareholder value. So, let’s begin to review the presentation slides.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Beginning with slide number 3, the strategic and financial rationale for this merger of equals is compelling. This transaction unites the two strongest independent Korean-American banks and will create the only super regional Korean-American bank serving all major MSAs with our core targeted communities. On a pro forma basis, as of September 30, 2015, we will have $12.3 billion in assets, $9.6 billion in loans, $10 billion in deposits and $1.5 billion in total equity. And our estimated market cap will be more than $2.4 billion. This transaction strengthens the competitive position of the combined organization with the combination of the top two lenders in the market.

In addition to our combined and commanding presence in California, New York, and New Jersey, BBCN also serves Illinois, Washington, and Virginia, and Wilshire adds presence in Texas, Georgia, and Alabama. And you may have heard me in the past, on numerous occasions, stating that Texas, Georgia, and Alabama were BBCN’s targeted areas for expansion. So, from a nationwide platform perspective, this is a perfect combination. This merger strengthens the combined Company’s ability to generate long-term EPS growth and will create significant value for all of our stakeholders, our shareholders, our customers and employees, and the communities across the United States that we serve.

Now, moving on to slide 4, let me briefly review the key terms of the transaction. This transaction is a true merger of equals with 100% stock swap that is structured to be tax-free. Wilshire shareholders will receive a fixed ratio of 0.7034 of a share of BBCN common stock in exchange for each share of Wilshire common stock they own in a stock-for-stock transaction valued at more than $1 billion and resulting in BBCN shareholders owning 59% of the combined company and Wilshire shareholders owning 41%. Based on the closing price of BBCN on December 4, 2015, this represents $13 per Wilshire share equating to a premium of 10.4%.

The combined Board of Directors will consist of nine members from BBCN and seven members from Wilshire. As stated in our news release this morning, Chairman Koh will serve as the Chairman of the combined company and the bank and I will serve as President and CEO. Following the completion of the merger, Mr. Yoo has agreed to stay on as a consultant to ensure continuity as we work together to integrate the two organizations. Other executive management positions will be determined prior to the merger completion.

There is a $40 million break-up fee should either bank accept a superior offer. The merger will require the approval of our regulators as well as the shareholders of both companies. We expect that the merger will close sometime in mid 2016. The due diligence conducted for this deal has been completed, including third-party credit reviews of both banks.

Moving on to the next slide. As we have stated, this combination creates the only super regional Korean-American franchise. We will be far and away the largest Korean-American bank in the country being nearly threefold the size of our next largest peer. By our calculations, given all of the other Korean-American banks in the country were to merge into one, we would still outsize the aggregate by approximately 35%. The scale and breadth of the combined organization will enable a more efficient operation to facilitate greater synergies and allow us to make additional progress in broadening our customer base to more underserved markets. We intend to capitalize on our unrivaled position to capture additional market share and drive further expansion.

With our combined expertise in trade finance, commercial lending, SBA, and residential mortgage lending along with a growing portfolio of consumer products and services, we believe there will be considerably greater cross-sell opportunities to further enhance our core deposit franchise.

Slide 6 provides a brief overview of the two organizations, beginning with BBCN. BBCN is the largest among the Korean-American banks with $7.6 billion in total assets. It was created through the successful merger of the former Center Bank and Nara Bank. So, to say the least, we are well aware of the challenges of a merger of equals. We believe we have done a pretty good job with BBCN since the merger, and I’m sure this experience will prove to be invaluable as we complete the merger and integration process.

We have been the top Korean-American SBA lender in the country for many years and BBCN has been named among Forbes list of Best Banks in America three years in a row. In our most recent 2015 third quarter, BBCN delivered another quarter of solid financial performance with a record high net income of $25.1 million or $0.32 per share. Loan originations were also at record levels of $432 million and we continue to see ability and improvement in our asset quality with a very low level of charge offs. Now, let me pass it over to Mr. Yoo to provide an overview of Wilshire Bank. Mr. Yoo?

Jae Whan Yoo - Wilshire Bancorp - President and Chief Executive Officer

Thank you, Kevin. Good morning, everyone. I would like to thank you all for joining us on this call today for this very important announcement. Please forgive me, my harsh voice, as unfortunately I have a throat cold. I wanted to join this call to show my support for this very important merger of equals.

Wilshire Bank is the second largest Korean-American bank with $4.7 billion in total assets. Wilshire is also very experienced and has a long history as a leading SBA lender, ranking as one of the top lenders in the Los Angeles district and receiving the top SBA lender of the year award on numerous occasions. We are also very proud that folks named the Wilshire Bank as of the America’s Most Trustworthy Financial Companies in 2014, and the company was ranked by ICBA as a top five industry performer the same year.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

In our most recent quarter, Wilshire continued its long history of strong growth and profitability within ROAA of 1.16% and ROAE of 10.12%. We originated more than $100 million each in residential mortgages C&I loans, reflecting our ongoing focus on building out and capitalizing on Wilshire’s residential [origination] platform in the southeast market expansion. And we also showed continued stability and improvement in asset quality with low levels of charge-offs.

Taking a quick look at our combined organization on slide 7, BBCN has a total of 50 branches, including 28 in California, 8 in New York/New Jersey markets, 9 in Illinois, 4 in Washington, and 1 branch in Virginia. As I understand it, BBCN is in the process of opening up a second branch in Virginia early in 2016. Wilshire has a total of 35 branches, including 23 in California, 8 in the New York/New Jersey markets, 3 in Texas, and 1 branch each in Georgia and Alabama. Altogether, this establishes a nationwide footprint providing full banking services to the largest Asian-American communities in the United States. Now so that I may save my voice, I will pass it back to Kevin to complete the presentation. Kevin?

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Thank you, Mr. Yoo. Now, if you look at slide number 8, you can get a sense of our combined positioning in terms of deposit market share in all of our markets. In California and the New York/New Jersey market, the combined bank will have by far the greatest deposit market share in the Korean-American bank. Specifically in California, the combined company will have 50 branches when we merge and nearly $7.4 billion in deposits. Collectively, we will have nine branches in New York, seven branches in New Jersey with a combined deposit base exceeding $1.3 billion. In Illinois, we have nine branches with more than $500 million in deposits, and we expect to achieve the highest deposit base in that market in the near-term. In the State of Washington, we will have four branches and deposits exceeding $250 million.

In Texas, we have three branches with deposits approaching $200 million. In this market as well, we believe we will be able to overtake the leading deposit market share position in a matter of time. We believe our branch and deposit base in Virginia, Georgia, and Alabama are solid foundations from which we will be able to expand our presence in deposit market share. Of course, there will be some adjustments to these pro forma branch numbers as we go through the consolidation phase, but the takeaway is that we will clearly have a very strong position in all of the most attractive markets.

Looking at our loan and deposit mix on slide 9. The combined company would still have a fairly significant concentration in commercial real estate. Given Wilshire’s success in better diversifying the loan portfolio and a significantly larger nationwide platform to cross-sell our combined offering of consumer products, we believe we will be able to make further progress working the concentration down over time. In particular, we believe our residential mortgage platform will serve as an essential tool through which we can target and connect with even more communities in the marketS where we have presence. In terms of deposits, our deposit base is very similar and attractive with non-interest bearing deposits comprising approximately 27% of the combined deposit mix.

Moving on to slide 10. From a product offering standpoint, this merger is also a good strategic fit that results in a more robust range of products and services. The combined company will be the top Korean-American bank by far, in terms of SBA and residential mortgage platforms. With the combination of BBCN’s presence in Korea, plus Wilshire’s presence in the southeast, there will be significantly greater opportunity to obtain more business with the Korean national companies as the only super regional Korean-American bank.

Now, looking at slide 11. Both management and boards of BBCN and Wilshire and proven histories of successfully completing and integrating M&A transactions, and considering the deeply experienced teams at both organizations, we fully expect to have a smooth and seamless integration process, which will enable us to quickly begin realizing the benefits of this merger for our shareholders, our customers, and our employees.

Moving on to slide 12. As we all know, a clearly defined integration strategy is critical to the success of any M&A transaction, particularly in the case as we will be crossing the $10 billion threshold. We also need to enhance our existing solid infrastructure with a much more comprehensive and clearly defined risk management framework and processes given the additional regulatory oversight that is required of $10 billion plus financial institutions. We have worked well together in the spirit of a true merger of equals and we believe the combined company is well-positioned to leverage our experience from the Nara/Center merger of equals and the numerous other transactions that both organizations have completed successfully.

We intend to begin planning and building our regulatory road map immediately, even before we complete the merger. We will be utilizing a best practices approach to integration with a consolidation committee comprised of an equal number of members from both organizations. This committee will be closely and honestly evaluating all aspects of both companies to make the best possible decisions in terms of branding, product offering, underwriting, personnel, branches, and the other important decisions that will need to be made in the coming months.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Now, let me move over to some of the transaction assumptions on slide 13. Neither company provides earnings guidance, but to provide a framework for the discussion the mean analyst estimates for BBCN are $1.22 for 2016 and $1.32 for 2017. For Wilshire, the mean analyst estimates are $0.83 for 2016 and $0.92 in 2017. All estimate figures are from research analyst reports as of December 4, 2015. We anticipate realizing approximately $42.3 million in pre-tax cost savings from the merger. This represents nearly 16% of the combined operating expense base. We have assumed that 50% of the cost savings will be phased in, in 2016 and the rest thereafter in 2017. We expect to incur approximately $45 million in pre-tax deal-related expenses.

We are assuming a low mark of 2.5% of Wilshire’s gross non-covered loans. This is based upon the preliminary analyses of third-party consultants as well as the due diligence performed by our management teams. Although we believe there will be considerable revenue enhancement opportunities, particularly in the areas of SBA and residential mortgage lending, and as we roll out the products that the respective banks currently do not currently offer, we are not assuming any revenue enhancements for modeling purposes at this point. Finally, we expect the merger to close in mid year of 2016.

Slide 14 shows the breakdown of expected EPS accretion using the mean analyst estimates as a baseline. Based on these assumptions, we project approximately 13.8% EPS accretion for BBCN and approximately 16.6% EPS accretion for Wilshire. We calculate the internal rate of return to BBCN for this transaction to be greater than 20% and expect the tangible book value earn-back period to be approximately five years. We believe the merger benefits of this combination, particularly given the completion of our targeted nationwide platform and the enhanced competitive strength of the combined entity, extremely compelling. Our pro forma capital ratios toward the bottom of slide 14 do not reflect merger adjustments that will be made at the closing. The key take away here is that the combined bank will be very well capitalized and positioned, continuing its path of growth.

Now, let me wrap up today by quickly reviewing the significant franchise and shareholder value created through this merger of equals. We are taking the two top lenders in the Korean-American banking space and creating the only super regional Korean-American commercial bank. Our position will be improved in many areas, including the ability to expand our trade finance SBA and residential lending, our ability to be a preferred consolidator, and our ability to attract and retain the best talent. The transaction will result in higher earnings power for the combined company and is financially compelling before factoring in any potential revenue enhancements. Not only will we have a larger presence as a result of being the only nationwide platform with full banking services available in all the major MSAs with our core targeted customer base, but we anticipate significantly better visibility as we solidify our position as the premier Korean-American bank in the country.

Finally, we will have a deeply experience and proven board and management team focused on execution and shareholder value. With this merger of equals are we are taking a strong and purposeful step to fortify the long-term growth prospects of the combined company, and ensure the success of the franchise for many, many years to come. At this point, Chairman Koh, Mr. Yoo, and I would like to open up the call to your questions. Operator, please open up the call.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question will come from Mr. Tim Coffey from FIG Partners. Please go ahead.

Tim Coffey - FIG Partners - Analyst

Thank you. Good morning, everybody.

Angie Yang - BBCN Bancorp Inc - SVP of IR

Good morning, Tim.

Tim Coffey - FIG Partners - Analyst

Kevin, do you have any preliminary marks on either [REO] or fixed assets?

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Angie Yang - BBCN Bancorp Inc - SVP of IR

Can you repeat that question, Tim. We did not hear you.

Tim Coffey - FIG Partners - Analyst

I was asking, do you have any preliminary marks on either REO or fixed assets?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

This is Doug Goddard. I can answer that. Both those numbers, the potential marks are very, very immaterial in terms of the overall purchasing power and if you are asking that question for the purpose of modeling, you could assume very little.

Tim Coffey - FIG Partners - Analyst

Okay. Thank you, Doug. And then the anticipated cost saves from the combined companies, is the expectation that those cost saves come from both companies or will most of it come from Wilshire’s existing infrastructure?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

This is the Goddard again. Absolutely it would come from both companies. I think there are comments in the prepared remarks about taking honest and thoughtful approach to what is the best practice and what is going to make for the best operating entity post merger.

Alex Ko - Wilshire Bancorp - CFO

This is Alex. Just to add. Our cost saving not only comes from the branch consolidation but it is a more conservative approach to make sure for the $10 billion threshold there is additional compliance and regulatory costs we actually took into the consideration of that additional cost.

Tim Coffey - FIG Partners - Analyst

Great. Thank you. Those are my questions.

Operator

Julianna Balicka from KBW.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Good morning.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning, congratulations.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Thank you.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Have a few questions to follow up. One, just to follow up on Tim’s question just now when he was asking about the cost savings and you had mentioned that you had taken into account the cost related to crossing the $10 billion mark. Could you quantify for us how much dollars you are anticipating to spend on crossing the $10 billion mark (inaudible)et cetera, within the context of your cost savings or (inaudible) cost savings I guess that would be?

Steven Koh - Wilshire Bancorp - Chairman of the Board

Maybe I can start and, Doug, you can chime in whatever you think is necessary. I think this is kind of early stage but for the banks we believe the regulatory compliance is very, very important but also kind of interchange fee impact we take into consideration. We might hire additional consultants from outside. Also, again, cost savings reflected here it is kind of tough to come up with one number, but if I have to have a (inaudible) number, it would be millions, maybe $4 million to $5 million. Doug, do have want to add anything else?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Very similar. It’s not like we have one item which is this is our cost of implementing (inaudible). It’s really more of a bottom-up approach. In a $10 billion plus bank we need more people in risk management, we need more people in IT, we need people in BSA. If we were doing pro forma on two banks that were adding up to $7 million instead of $12 billion, you would have seen cost saves easily $5 million, $6 million higher than this.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, so $5 million or $6 million of additional cost savings if you didn’t have to spend money on this whole crossing $10 billion mark, right?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Yes.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

So, that still pushes you to about 19%, 20% of the combined company. That seems a little bit conservative to me. I would have expected a little bit more given the overlap between your franchises. Could you talk a little more about the conservativeness of your marks or how you are approaching that?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

I will give a comment and then maybe other people’s comments. There were two things we looked at carefully as we looked at cost saves besides of course wanting to make the most of money for the shareholders. One is we talked about going over the $10 billion threshold. The other is not killing the value that is there in terms of the growth potential of the franchise value and we didn’t want to be penny wise and pound foolish and assume that we will cut productive capacity by cutting G&A.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Alex and I have had that conversation and I think he and I will give very similar answers.

Alex Ko - Wilshire Bancorp - CFO

Yes, just to add. Given the 23 branches, over 66% of those branches are located within 1 mile of each other. There is a great potential for the savings, but given the uniqueness of our community and have a less impact to our customers and a seamless transition, we don’t want to be too aggressive just cost saving for the sake of this deal, but we do take enough time to make sure it is a smooth transition. Again, there is a greater potential that we would like to be conservative at this point.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, that makes sense. A couple of more questions. One, on the synergies that you have alluded to but you are not building into your modeling, which makes sense from a merger modeling perspective, but just to kind of help frame for us what is the relative strength of the synergies that you’re looking at in terms of [FDA], trade finance, residential mortgage, expansion into Korea, could you give us a little bit more quantitative thoughts relative to some of your remarks you made earlier?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

My short answer would be no. It’s very hard to quantify that. The point of doing it this way, as you know, is that this deal makes a lot of sense financially and strategically without that upside. Clearly, it’s going to be a focus of both management teams during the integration period to plan out and plan for how to maximize that number, but it’s simply premature for us to give that number right now.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay.

Alex Ko - Wilshire Bancorp - CFO

I was going to add on the geographic diversification, both banks will be getting a benefit by utilizing our combined bank more locations. For example, we should have Georgia, in the (inaudible) area and (inaudible) areas before the merger. There was (inaudible) locations. So there is kind of a geographic expansion will give us more synergy. Also products and service wise, mortgage banking we have already had strong platform and (inaudible) cross-selling opportunity at larger number of our branches. I think we will get more synergies from the mortgage banking as well on top of our already strongest (inaudible) lender, I think it will get them more synergy from that aspect.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay, makes sense. And then, could you — On the CRE concentration it’s still going to remain high while you work it down. Is that something that — I’m assuming you pre-talked this deal with your regulators, perhaps, so how should we be thinking about your CRE concentration relative to your Tier 1 capital? Is that an issue? Not an issue? Something that has come up in questions.

Steven Koh - Wilshire Bancorp - Chairman of the Board

Julianna, good morning. CRE concentration non-owner occupied against the total risk base capital upon merger will actually come down a bit, not a whole lot but it will come down a bit.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Steven Koh - Wilshire Bancorp - Chairman of the Board

For the BBCN bank upon merger it will come down a bit. And also keep in mind the Wilshire loans will be coming over at fair values. That will also reduce the concentration, some impact of the concentration.

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

I think the largest of moving piece there in the near-term would be in the single-family area because from the BBCN side that growth is still in the very slow stage and due to this combination we have a chance to expand that lending process from the Wilshire side to a much bigger platform and can accelerate the reduction in concentration that we had already tried to start.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Right there that’s true. That makes sense. Okay. And then could you clarify for us maybe given — could you tell us, how long is Kevin’s contract going to be for as CEO, please? And what was the Board of Directors voting on this deal given the offer from (inaudible) that has been made public?

Angie Yang - BBCN Bancorp Inc - SVP of IR

The first question is how long is your contract going to be as CEO?

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

As CEO, Julianna, I have an existing contract which will be carried over to the combined company because BBCN will be the surviving entity and there will be no need to make any adjustment to the existing contract that I have. The second question was?

Angie Yang - BBCN Bancorp Inc - SVP of IR

The vote count.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

The vote count from the BBCN Board?

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Yes, please.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

I can tell you that the decision by BBCN Board to pursue a merger with Wilshire was not unanimous. I don’t think it is not really surprising, given that both combinations to be compelling, very compelling. While some members of our Board had a different view that (inaudible) majority of our Board, ultimately the Board’s decision was to enter into a definitive agreement to merge with Wilshire, and we believe this transaction is in the best interest of our shareholders.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Very good. I will step back now. Thank you.

Operator

Matthew Clark from Piper Jaffray.

Matthew Clark - Piper Jaffray - Analyst

Good morning, everyone. Can you just give us your estimate for the impact of Durbin or an interchange on a combined basis?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Yes, there are two parts to that. This is Doug Goddard again. The projected loss in revenue would be about $1.5 million.

We are in the fortunate or unfortunate position that particularly from the BBCN side our penetration of debit cards to our deposit base is actually rather low. So we first have the opportunity to offset that cost by increasing the penetration in the debit cards. The other opportunity we have to offset it is that our new credit card division will have an opportunity to sell across a much larger platform and really accelerate the fee income from that, and I think the net of those three things will be a plus to the combined company.

Matthew Clark - Piper Jaffray - Analyst

Okay. And then thinking about the margin on a combined basis, just curious where you think that might shake out? Obviously we can look at what your individual margins are, but just thinking about purchase accounting adjustment and whether or not your accretion estimates out there include the benefit of purchase accounting?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Yes, there is some benefit to the purchase accounting. A much smaller size than deals you saw closed three and four years ago when the loan marks were a lot bigger.

Even though this is a merger of equals from an accounting standpoint, we act as though the smaller bank is acquired so the mark will be all Wilshire’s portfolio. They have a very, very strong credit profile, and as we put in the assumptions, we’re talking about a loan mark of 2.5%. So, there will be a little bit of pickup to margin, but not like certainly the [center in our] merger four or five years ago.

Matthew Clark - Piper Jaffray - Analyst

Great, got it. And on commercial real estate concentration and your desire to work down that concentration over time. Can you just give us a sense for whether or not you might be sizing up some piece of that portfolio that you are going to unwind? As it relates to that, I guess how should we think about your growth prospects on a combined basis? Will working that concentration down slow against your gross prospects a little bit?

Peter Koh - Wilshire Bancorp - Chief Credit Officer

This is Peter Koh. I think both banks have looked at the issues of concentration. I think from a regulatory standpoint, I think we are in a very good position actually for both banks because we monitor the (inaudible) concentration very, very actively.

I think from a combined organization it will be the same type of strategy. I don’t anticipate any aggressive actions for (inaudible) concentration. I think this is something that we will try to gradually over time mitigate some of the concerns, but this is an area that for the active quality side I think we are very actively monitoring.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Add to that comment. In terms of combining the portfolio, we actually — the diversification works out very well where we are pretty high in hospitality where Wilshire is not. We’re also high on our (inaudible) whereas Wilshire is not. So, in terms of complementary, it works out very well.

Matthew Clark - Piper Jaffray - Analyst

Okay. Thanks. That’s it for me.

Operator

Our next question will come from Gary Tenner, D.A. Davidson.

Gary Tenner - D.A. Davidson & Co. - Analyst

Thanks, good morning. I just had a question regarding the cooperating systems. Can you remind us if BBCN and Wilshire are on the same system and, if not, kind of talk about that as well as the scalability of the existing operations?

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

We use the same operating system mainly for data processing, the same vendor. For (inaudible) process it is a little bit different. I do believe there is again great synergy based on the very similar systems in place.

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

And as far as scalability, yes, there is a scalability to go to the larger size. There may come a time where we have the opportunity to do something different, but we do not need to make a change by virtue of size increase.

Gary Tenner - D.A. Davidson & Co. - Analyst

Okay. I wonder if you could comment, Kevin, on what executive management might look like below your level in terms of mixing together BBCN and Wilshire executives?

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Those decisions, the composition of our senior management team will be made before the merger completion date by the consolidation committee. The consolidation committee will include three directors from each side, including Chairman Koh and myself. That said, we have a lot of work ahead of us in preparation for closing the merger, including the additional responsibilities of planning and preparing to cross the $10 billion threshold and that will be an ongoing process. I think we expect every member of our combined senior management team will have more than a full plate of responsibilities until then and that’s where we stand today in terms of the members of the senior management team of the combined organization.

Gary Tenner - D.A. Davidson & Co. - Analyst

Okay, thank you.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Operator

(Operator Instructions)

Our next question will come from the Don Worthington from Raymond James.

Don Worthington - Raymond James & Associates, Inc. - Analyst

Good morning, everyone.

Angie Yang - BBCN Bancorp Inc - SVP of IR

Good morning.

Don Worthington - Raymond James & Associates, Inc. - Analyst

I didn’t see any pro forma capital ratios in the presentation. Do you have those?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

Yes. Yes. These are — we have them in there as — slide 14 of the actual numbers. These are very representative, but they are not precise. Remember, we have to go into the future of this purchase accounting involved. I think the key takeaway here is you have two banks very strongly capitalized each with arguably excess capital and it is an all-stock deal. And so the combined numbers that you see on slide 14 are very, very representative of what you will see post merger.

Don Worthington - Raymond James & Associates, Inc. - Analyst

Okay, yes, I apologize. I do see those now. In terms of SBA lending, do the companies look at it kind of the same way in terms of either holding SBA loans in portfolio versus selling them in the secondary market for gains?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

I believe so and other people can jump in. The position we have always taken is that of a dynamic decision process. The market we been in for the last many quarters it makes good sense, particularly from an ROE standpoint, to be selling a guaranteed portion. Is that reasonable from your site also?

Steven Koh - Wilshire Bancorp - Chairman of the Board

Yes, I think both organizations have similar type of management (inaudible). I think we see the true benefits on SBA is (inaudible), I guess.

Don Worthington - Raymond James & Associates, Inc. - Analyst

Okay. Great. Thank you.

Operator

Our next question will come from Sachin Shah from Albert Fried. Please go ahead with your question.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Sachin Shah - Albert Fried - Analyst

Good morning. Congratulations on the deal. Just a couple of questions on the (inaudible) offer. I’m just trying to understand that in light of their offer, did you look at the two — their offer versus the deal that was announced today? I just want to understand, was their offer previous or after the fact that you guys have been working on this deal that was announced today with Wilshire?

And I just want to find out if their offer basically offers more synergies, $50 million to $60 million pretax, a little bit lower in this transaction? The deals seem similar in nature, but it seems like the offer being a reverse merger, may offer your shareholders a little bit more. I just wanted to see how you guys were thinking about that as you are evaluating and basically announcing today’s transaction. Thank you.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

This is Kevin, and let me answer that. I think the basic foundation of any negotiation process, including merger scenarios, has to be mutual trust. Long before the proposal from (inaudible) we were engaged in negotiations with Wilshire. And as we made progress, BBCN and Wilshire agreed on exclusivity. The combination with Wilshire is a very compelling transaction for the shareholder of both organizations.

Given all the progress that has been made, we believe it would not have been in the best interest of our shareholders to walk away from a viable, compelling deal that was very close to completion, especially for an unsolicited non-binding proposal that carried with it what we would characterize as higher execution risk. And in terms of the comparison of cost savings, our cost saving estimate is based upon further due diligence with the collaboration from both sides. I understand (inaudible) derives their estimates in a vacuum without any input from us as to the validity of their assumptions. So, I think it is not an apples-to-apples comparison.

Sachin Shah - Albert Fried - Analyst

Okay. And as far as your shareholder vote, it requires a majority. Is there a support agreement in place? I just want to understand how much shareholders are locked in for that vote? Thank you.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

I don’t know if I can answer the question with actual numbers. We believe this deal is in the best interest of our shareholders, our respective shareholders as well as both organizations, and we believe our shareholders will find the combination as compelling as we do. Chairman Koh, do you —?

Steven Koh - Wilshire Bancorp - Chairman of the Board

Yes, I concur with you that — I assure you that this deal has our full support not only as a Chairman of the Board but also as one of the largest shareholders.

Sachin Shah - Albert Fried - Analyst

Okay, thank you.

Operator

Our next question is a follow-up from Julianna Balicka from KBW.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Good morning. I just want to follow up on your earn-backs calculation for the timeline, please? You said five years for your tangible book value earn back.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

So if we start working with $1.30 tangible book value dilution that implies over five years about $0.26 per year that you would have to earn back. And then if we start with 14% accretion to consensus for BBCN, that’s $0.18 per year. So, how do I reconcile the EPS accretion of $0.14 in your presentation versus the five-year earned back for $1.30 tangible book value dilution which gets to a 10% (inaudible)?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

It’s a very dynamic model with the forecast for both companies going out five years. You are looking at the front end of it. I will just say I agree with your first part of the calculation that for your answer to be correct, which we believe it is, you have an average accretion of between $0.25 and $0.26 a share, which is what we believe is correct over the five-year period.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

So you are assuming that in the first year of the $0.18 relative to [$0.20] estimate and then increasing from there?

Douglas Goddard - BBCN Bancorp Inc - EVP and CFO

The benefit is increasing in the future, yes.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Got it. Okay. And then one more followup. Your Board of Directors pro forma for the merger is going to be 16%, which seemed a little larger than your peers — not actually according to American bank peers but other banks that are $10 billion in size. So, could you talk about maybe if you’re going to be planning retirements or you are going to run with a larger Board or any comments about that, please?

Steven Koh - Wilshire Bancorp - Chairman of the Board

We notice that 16 members of the Board isn’t a small number, we agree with you. Because of that, we formed a new executive committee and the Board (inaudible) timely basis, so I think we have confidence that we will operate the Board efficiently based on our experience in the past in various industry and different banks. I think we can handle it efficiently.

Julianna Balicka - Keefe, Bruyette & Woods, Inc. - Analyst

Okay. Thank you.

Steven Koh - Wilshire Bancorp - Chairman of the Board

Thank you.

Operator

Our next question will come from Bob Ramsey from FBR. Please go ahead.

Bob Ramsey - FBR Capital Markets - Analyst

Thank you. My question has already been asked.

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DECEMBER 07, 2015 / 04:00PM GMT, WIBC - BBCN Bancorp Inc and Wilshire Bancorp Inc Announce Strategic Merger -M&A Call

Angie Yang - BBCN Bancorp Inc - SVP of IR

Thank you.

Operator

Ladies and gentlemen, this will conclude our question-and-answer session. I would like to turn the conference back over to management for any closing remarks.

Kevin Kim - BBCN Bancorp Inc - Chairman, President and CEO

Okay, thank you. Thank you all once again for joining us today. If you have any other questions about the merger in the coming days, please do not hesitate to contact us and we will make ourselves available to answer your questions. Thank you.

Angie Yang - BBCN Bancorp Inc - SVP of IR

Thank you all.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

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